ADIRA ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

 ADIRA ENERGY LTD.

          We have audited the accompanying consolidated balance sheets of Adira Energy Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the two years then ended and for the 267-day period from incorporation (April 8, 2009) to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for the two years then ended and for the 267-day period from incorporation (April 8, 2009) to December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

          As described in Note 1b to the financial statements, as of December 31, 2011 the Company has an accumulated deficit of $ 19.2 million and a negative cash flow from operations of $ 6.4 million for the year ended December 31, 2011. The Company is an early exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments. These matters and other matters discussed in Note 1b, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 5, 2012	A Member of Ernst & Young Global

ADIRA ENERGY LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2011	2010

ASSETS
CURRENT ASSETS:

Cash and cash equivalents	4	$8,094	$8,686
Restricted deposits	5	100	941
Accounts receivable	6	682	1,780
Other receivables and prepaid expenses	7	426	6,197
Consumables		105	507

Total current assets		9,407	18,111

NON-CURRENT ASSETS:
Restricted deposits	5	343	65
Property and equipment, net	8	459	415
Exploration and evaluation assets		38	19

Total non-current assets		840	499

Total assets		$10,247	$18,610

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		$482	$7,093
Other accounts payable and accrued liabilities	11	939	280

Total current liabilities		1,421	7,373

EQUITY:	14
Share capital		-	-
Additional paid-in capital		27,775	20,286
Accumulated deficit		(19,169)	(9,680)

Equity attributable to equity holders of the parent		8,606	10,606
Non-controlling interests		220	631

Total equity		8,826	11,237

Total liabilities and equity		$10,247	$18,610

The accompanying notes are an integral part of the consolidated financial statements.

Approved on Behalf of the Board:

April 5, 2012
Date of approval of the	Dennis Bennie	Alan Friedman
financial statements	Chairman of the Board of Directors	Director

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands, except share and per share data

				267-day
		Year ended		period ended
		December 31,		December 31,
	Note	2011	2010	2009

Revenues and other income	17	$1,323	$1,707	$-

Expenses:
Exploration expenses	9	4,759	1,485	195
General and administrative expenses	18	5,290	3,206	1,639
Impairment charge	9a	1,226	-	-

Total expenses		11,275	4,691	1,834

Operating loss		(9,952)	(2,984)	(1,834)

Financing income		43	-	15
Financing expense		(109)	(5)	-
Issuance expenses	1c	-	-	(4,902)

Loss before income taxes		(10,018)	(2,989)	(6,721)

Income taxes	13	33	15	1

Net loss and comprehensive loss		$(10,051)	$(3,004)	$(6,722)

Net loss and comprehensive loss attributed to:
Equity holders of the parent		$(9,489)	$(2,958)	$(6,722)
Non-controlling interests		(562)	(46)	-

		$(10,051)	$(3,004)	$(6,722)

Basic and diluted net loss per share attributable to equity holders of the parent		$(0.10)	$(0.05)	$(0.14)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		99,813,334	65,653,700	49,184,720

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share data

			Attributable to equity holders
			of the parent
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	capital	capital	deficit	Total	interests	equity

April 8, 2009 (date of incorporation)	-	$-	$-	$-	$-	$-	$-
Shares issued for services rendered (Note 14b(i))	16,640,000	-	486	-	486	-	486
Shares issued in private placement (Note 14b(ii))	14,560,000	-	425	-	425	-	425
Shares issued as part of the reverse acquisition, net (Note 1c)	23,200,000	-	5,799	-	5,799	-	5,799
Shares and warrants issued in private placements (Note 14b(iv))	8,240,001	-	*)1,771	-	1,771	-	1,771
Share-based compensation	-	-	451	-	451	-	451
Net loss	-	-	-	(6,722)	(6,722)	-	(6,722)

Balance as of December 31, 2009	62,640,001	-	8,932	(6,722)	2,210	-	2,210

Shares and warrants issued in private placement, net (Note 14b(v))	27,500,000	-	**)10,077	-	10,077	-	10,077

Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	677	677
Share-based compensation	-	-	1,277	-	1,277	-	1,277
Net loss	-	-	-	(2,958)	(2,958)	(46)	(3,004)

Balance as of December 31, 2010	90,140,001	-	20,286	(9,680)	10,606	631	11,237

Shares issued in private placement, net (Note 14b(vi))	10,483,871	-	***)6,152	-	6,152	-	6,152
Exercise of warrants and options	1,144,581	-	314	-	314	-	314
Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	151	151
Share-based compensation	-	-	1,023	-	1,023	-	1,023
Net loss	-	-	-	(9,489)	(9,489)	(562)	(10,051)

Balance as of December 31, 2011	101,768,453	$-	$27,775	$(19,169)	$8,606	$220	$8,826

*)	Net of issuance expenses of $ 229.
**)	Net of issuance expenses of $ 923.
***)	Net of issuance expenses of $ 472.

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
Cash flows from operating activities:
Net loss	$(10,051)	$(3,004)	$(6,722)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Exchange rate differences for cash and cash equivalents	138	15	1
Share issuance expenses	-	-	4,902
Depreciation	80	12	-
Impairment charge	1,226	-	-
Share-based compensation	1,023	1,277	937

	2,467	1,304	5,840

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	1,098	(1,780)	-
Decrease (increase) in other receivables and prepaid expenses	5,771	(6,169)	(28)
Decrease (increase) in consumables	253	(507)	-
Increase (decrease) in trade payables	(6,611)	7,014	79
Increase in other accounts payable and accrued liabilities	659	132	148

	1,170	(1,310)	199

Net cash used in operating activities	(6,414)	(3,010)	(683)

Cash flows from investing activities:
Expenditure on exploration and evaluation assets	(923)	(7)	(12)
Purchase of property and equipment	(297)	(74)	(353)
Decrease (increase) in restricted cash	563	(1,006)	-

Net cash used in investing activities	(657)	(1,087)	(365)

Cash flows from financing activities:
Proceeds from issue of shares, net of issuance expenses	6,152	10,077	2,196
Investment in equity of subsidiary by non-controlling interests	151	677	-
Proceeds from exercise of warrants and options	314	-	-
Cash acquired upon reverse recapitalization	-	-	897

Net cash provided by financing activities	6,617	10,754	3,093

Exchange rate differences for cash and cash equivalents	(138)	(15)	(1)

Increase (decrease) in cash and cash equivalents	(592)	6,642	2,044
Cash and cash equivalents at the beginning of the period	8,686	2,044	-

Cash and cash equivalents at the end of the period	$8,094	$8,686	$2,044

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas early-stage exploration company. Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange in Canada. The consolidated financial statements of the Company for the year ended December 31, 2011 were authorized for issue in accordance with a resolution of the directors on April 5, 2012.

The Company has been granted three offshore petroleum licenses in Israel. The Company's wholly-owned Canadian subsidiary, Adira Energy Holdings Corp. owns four wholly owned Israeli subsidiaries as follows: (i) Adira Energy Israel Limited, which holds two offshore petroleum licenses being the "Gabriella License No. 378" ("Gabriella") of which it owns a 15% interest and the "Yitzhak License No. 380" ("Yitzhak") of which it owns 85% interest (see also Notes 9 and 19); (ii) Adira Oil Technologies Limited ("AOT") has been granted a 23.25% interest in one offshore petroleum license, the "Samuel License No. 388" ("Samuel"), (Gabriella, Yitzhak and Samuel - collectively the "Offshore Licenses") (iii) Adira Energy Israel Services Ltd. provides services in respect of the entities described above and (iv) Adira Energy CBM Ltd., which is an inactive company. Adira Energy Holdings Corp. also owns 60% of Adira Geo Global Limited ("AGG"), which owns a 30% interest in Samuel. In addition, Adira Energy Holdings Corp. wholly owns Adira Energy Holdings (Barbados) Ltd., a private company incorporated in Barbados, which wholly owns Adira Energy Investments (Barbados) Ltd., which was incorporated in Barbados, as well, and holds a beneficial right to an option to purchase 5% of the rights in the Sarah and Myra licenses, as specified in Note 16d below.

Adira Energy Israel Limited also held for three years a 100% interest in one onshore petroleum license, the "Eitan License No. 356" ("Eitan"), which the Company relinquished in December 2011 (see Note 9a).

Adira Energy Israel Limited is the operator of Gabriella and Yitzhak and AGG is the operator of Samuel. As the operator, the Company has established Unincorporated Joint Ventures ("UJV's") to manage the exploration activities of each of the offshore licenses. The Company receives consulting and operator fees in accordance with the terms of Joint Operating Agreements signed between the Company and each of its consortium partners in the UJV's.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

b.	Financial position:

As reflected in the consolidated financial statements, as of December 31, 2011, the Company has an accumulated deficit of $ 19,169 and, in 2011, the Company had negative cash flows from operations of $ 6,414. The Company is an early-exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition.

There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

c.	Share exchange agreement:

AMG Oil Ltd. ("AMG") was incorporated on February 20, 1997 under the name Trans New Zealand Oil Company in the State of Nevada, United States of America. It changed its name to AMG Oil Ltd. on July 27, 1998 and to Adira Energy Ltd. on December 17, 2009. On November 25, 2008, AMG's shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction.

On April 29, 2009, AMG entered into a letter of intent to purchase all of the issued and outstanding shares of Adira Energy Corp ("AEC"), in exchange for shares of AMG and AEC subsequently changed its name to Adira Energy Holdings Ltd. On September 1, 2009, AMG completed the share exchange with AEC which resulted in a reverse takeover by AEC of AMG. The share exchange ratio was one common share of AMG for each issued and outstanding common share of AEC. Accordingly, AMG issued 39,040,001 common shares to AEC's shareholders. The share exchange was completed together with a private placement by AEC of $2,000 through the issuance of 8,000,000 units (Note 14(b)).

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

As a result, the original shareholders of AMG owned 37% of the shares of the Company and the former shareholders of AEC owned 63% of the Company as follows:

	Issued and
	outstanding number
	of shares after share
	exchange	Percentage
Shareholders of:

AMG	23,200,000	37%
AEC	39,040,001	63%

Total outstanding shares	62,240,001	100%

As the shareholders of AEC obtained control of the Company, the share exchange should reflect the substance of the transaction, which is a capital transaction, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of shares by the private company (AEC) for the net monetary assets of the public shell company (AMG), accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets are recorded. The assets and liabilities of AEC are included at their carrying value and the assets and liabilities of AMG are included at fair value. Equity represents the authorized and issued number of shares of AMG (the legal parent) and the share capital, additional paid-in capital and accumulated deficit of AEC (the legal subsidiary), In addition, the comparative data presented in these financial statements are those of AEC.

As the transaction is not a business combination under IFRS 3, since AMG was a non-operating shell company, the transaction is accounted for as a share-based payment transaction under IFRS 2, whereby Adira is deemed to have issued shares in exchange for the $ 897 of cash and receivables held by AMG together with the listing status of AMG. As the listing status does not qualify for recognition as an intangible asset, an expense of $ 4,902 representing the excess of the fair value of the deemed shares issued to the original shareholders of AMG over the fair value of the net assets of AMG was recorded in the statement of comprehensive loss in 2009 as issuance expenses.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	BASIS OF PREPARATION

a.	Basis of preparation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. These Standards comprise:

	1.	International Financial Reporting Standards (IFRS).

	2.	International Accounting Standards (IAS).

	3.	Interpretations issued by the IFRIC and by the SIC.

Furthermore, the financial statements have been prepared in conformity with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

b.

The consolidated financial statements have been prepared on a historical cost basis, and are presented in U.S. dollars and all values are rounded to the nearest thousand ($ 000), except when otherwise indicated.

c.	The financial statements for the 267 day period ended December 31, 2009 are from Adira's date of incorporation on April 8, 2009.

d.	Changes in accounting policies in view of the adoption of new standards:

IAS 24 - Related Party Disclosures:

The amendment to IAS 24 ("the Amendment") clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised Standard introduces a partial exemption of disclosure requirements for government-related entities. The Amendment has been applied retrospectively from January 1, 2011.

IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues:

The amendment to IAS 32 ("the Amendment") provides that rights, options or warrants to acquire a fixed number of the Company's equity instruments for a fixed amount of any currency are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments. The Amendment has been applied retrospectively from January 1, 2011.

The retrospective application of the Amendment did not have a material effect on the Company's financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies applied by the Company in preparing its consolidated financial statements for all periods presented unless otherwise stated.

a.	Significant judgments, estimates and assumptions used in the preparation of the financial statements:

The preparation of the financial statements requires management to make judgments, estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

In the process of applying the significant accounting policies, the Company has made the following judgments which have a significant effect on the amounts recognized in the financial statements:

-              Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined using an acceptable option-pricing model. The assumptions made by management and used in the model include expected volatility, expected life and expected dividend. Changes in assumptions could affect the estimates of fair values.

b.	Consolidated financial statements:

Effective from January 1, 2010, the date of adoption of IFRS 3 (Revised) and IAS 27 (2008), the Company applies the accounting policy required by these Standards for business combinations and transactions with non-controlling interests.

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the end of the reporting period is considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

All intercompany balances and transactions and gains or losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Company.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Non-controlling interests of subsidiaries represent the non-controlling shareholders' share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company.

The acquisition of non-controlling interests by the Company is recorded as a decrease/ an increase in equity (capital reserve from transactions with non-controlling interests) and calculated as the difference between the consideration paid by the Company and the proportionate amount of non-controlling interests acquired and derecognized at the date of acquisition (when non-controlling interests also include a share of other comprehensive income, the Company reattributes the cumulative amounts recognized in other comprehensive income between the equity holders of the Company and the non-controlling interests).

Upon the disposal of a subsidiary that does not result in a loss of control, an increase / a decrease in equity (capital reserve from transactions with non-controlling interests) is recognized for the amount of the difference between the consideration received by the Company and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Company's equity, taking into account also the disposal of a portion of any goodwill in the subsidiary and any translation differences from foreign operations which have been recognized in other comprehensive income, based on the relative decrease in the interests in the subsidiary.

Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests (without change in status) are classified in the statement of cash flows as cash flows from financing activities.

Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in equity.

Upon the disposal of a subsidiary resulting in loss of control, the Company:

-	derecognizes the subsidiary's assets (including goodwill) and liabilities.
-	derecognizes the carrying amount of non-controlling interests.
-	recognizes the fair value of the consideration received.
-	recognizes any remaining equity interest at fair value.
-	recognizes any resulting difference (surplus or deficit) as gain or loss.
-

reclassifies the components recognized in other comprehensive income on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities. Accordingly, cumulative exchange differences are reclassified to profit or loss upon loss of control.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Joint oil and gas ventures:

The Company conducts petroleum and natural gas exploration activities jointly with other partners who each have direct ownership in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture.

d.	Farm-out arrangements in the exploration and evaluation phase:

A farm-out is the transfer of part of an oil and gas interest in consideration for an agreement by the transferee ("farmee") to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the owner ("farmor"). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company (farmor) accounts for the farm-out arrangement as follows:

-	The farmor does not record any expenditure made by the farmee on its behalf;

-

The farmor does not recognize a gain or loss on the farm-out arrangement, but rather redesignates any costs previously capitalized in relation to the whole interest as relating to the partial interest retained; and

-	any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Functional currency and foreign currency:

	1.	Functional currency and presentation currency:

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for the Company and each of its subsidiaries, and is used to measure the financial position and operating results. The functional currency of the Company and its subsidiaries is the U.S. dollar.

The presentation currency of the financial statements is the U.S. dollar.

	2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences, are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

f.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Company's cash management.

g.	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. No allowance for doubtful account exists as of December 31, 2011 and 2010.

h.	Consumables:

Consumables (not allocated to specific wells) are stated at cost and are comprised of disposable supplies used by the Company in its drilling activities. In 2011, the Company recognized a $ 149 write-off with respect to consumables in the statement of comprehensive loss, since their net realizable value was lower than their cost. The Company did not recognize any write-offs in 2010 and 2009.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Financial instruments:

	1.	Financial assets:

Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs.

The Company has receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Short-term receivables (such as trade and other receivables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the systematic amortization process. As for recognition of interest income, see q. below.

	2.	Financial liabilities measured at amortized cost:

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term credit (such as trade and other payables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the financial liability is derecognized as well as through the systematic amortization process.

	3.	Derecognition of financial instruments:

		a)	Financial assets:

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the Company transfers its rights to receive cash flows from an asset and neither transfers nor retains substantially all the risks and rewards of the asset nor transfers control of the asset, a new asset is recognized to the extent of the Company's continuing involvement in the asset. When continuing involvement takes the form of guaranteeing the transferred asset, the extent of the continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Company could be required to repay.

b)	Financial liabilities:

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor:

•	discharges the liability by paying in cash, other financial assets, goods or services; or
•	is legally released from the liability.

4.	Impairment of financial assets:

The Company assesses at the end of each reporting period whether there is any objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost as follows.

There is objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.	Classification of rights issues:

Rights, options or warrants to acquire a fixed number of the Company's equity instruments for a fixed amount of any currency are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments.

j.	Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Drilling rig and related equipment	10
Office furniture and equipment	10
Computers and peripheral equipment	33

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

k.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of the carrying amount of non- financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Exploration and evaluation assets:

Pre-license costs:

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs:

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

m.	Taxes on income:

Taxes on income in the consolidated statement of comprehensive loss comprise current and deferred taxes. Current or deferred taxes are recognized in profit or loss, except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity. In such cases, the tax effect is also recognized in the relevant item.

	1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of reporting period as well as adjustments required in connection with the tax liability in respect of previous years.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are recognized directly in other comprehensive income or in equity if the tax relates to those items.

Deferred taxes are measured at the tax rates that are expected to apply to the period when the taxes are reversed in profit or loss, comprehensive income or equity, based on tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Also, temporary differences (such as carry-forward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item, "taxes on income".

n.	Share-based payment transactions:

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using the Black Scholes pricing model, additional details are given in Note 14. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

o.	Employee benefit liabilities:

The Company has several employee benefit plans:

	1.	Short-term employee benefits:

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

	2.	Post-employment benefits:

The Company's plan in Israel is financed by contributions to insurance companies and is classified as a defined contribution plan, pursuant to Section 14 of the Severance Pay Law.

The Company pays fixed contributions and has no legal or constructive obligation to pay further contributions if the insurance company does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods; therefore, upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Accordingly, severance liability and deposits on behalf of such liability are not presented on the balance sheet, as the Company has no further obligation to these employees once the deposits have been paid.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Revenue recognition:

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company's revenues are derived from:

Operator fees - the Company acts as the operator on the Offshore Licenses and is entitled to operator fees at a fixed rate of 7.5% of the total exploration costs incurred by the respective UJV's. Revenues from operator fees are recognized in accordance with the terms of the Joint Operating Agreements, as exploration expenses are incurred in the UJV's.

Consulting fees - The Company provides consulting services in respect of the Offshore Licenses on a "time and materials" basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV's.

q.	Finance income and expenses:

Finance income comprises interest income on cash, cash equivalents and restricted cash and exchange rate gains and losses.

Gains and losses on exchange rate differences are reported on a net basis.

r.	Loss per share:

Loss per share is calculated by dividing the net loss attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period. Basic loss per share only include shares that were actually outstanding during the period. Potential Ordinary shares (warrants and employee options) are only included in the computation of diluted loss per share when their conversion decreases earnings per share or increases loss per share from continuing operations. Further, potential Ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share.

All share options and warrants outstanding during the years ended December 31, 2011 and 2010 and the 267-day period ended December 31, 2009 (see Note 14) have not been included in the calculation of diluted loss per share, as they are antidilutive.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Decommissioning liability:

Decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the relegated property and equipment. The amount recognized is the estimated cost of decommissioning, discounted to its present value. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property and equipment. The unwinding of the discount on the decommissioning provision is included as a finance cost.

t.	Presentation of statement of comprehensive loss:

The Company has elected to present a single statement of comprehensive loss which includes both the items of the statement of operation and the items of other comprehensive loss.

u.	Disclosure of new IFRSs in the period prior to their adoption:

IFRS 7 - Financial Instruments: Disclosure:

The amendments to IFRS 7 deal with the following issues:

1.

Clarification of the Standard's disclosure requirements. In this context, emphasis is placed on the interaction between the quantitative disclosures and the qualitative disclosures about the nature and extent of risks arising from financial instruments. The Standard also reduces the disclosure requirements for collateral held by the Company and revises the disclosure requirements for credit risk. The amendment should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2011. Earlier application is permitted.

2.

New disclosure requirements about transferred financial assets including disclosures regarding unusual transfer activity near the end of a reporting period. The objective of the amendment is to assist users of financial statements to assess the risks to which the Company may remain exposed from transfers of financial assets and the effect of these risks on the Company's financial position. The amendment is designed to enhance the reporting transparency of transactions involving asset transfers, specifically securitization of financial assets. The amendment should be applied prospectively commencing from the financial statements for periods beginning on January 1, 2012. Earlier application is permitted.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The relevant disclosures will be included in the Company's financial statements.

IFRS 9 - Financial Instruments:

1.

In November 2009, the IASB issued IFRS 9, "Financial Instruments", the first part of Phase 1 of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, all financial assets (including hybrid contracts with financial asset hosts) should be measured at fair value upon initial recognition. In subsequent periods, debt instruments should be measured at amortized cost if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets should be at fair value.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income, in accordance with the election by the Company on an instrument-by-instrument basis (amounts recognized in other comprehensive income cannot be subsequently transferred to profit or loss). Nevertheless, if equity instruments are held for trading, they should be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard is effective commencing from January 1, 2013. Earlier application is permitted. Upon initial application, the Standard should be applied retrospectively, except as specified in the Standard.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.

In October 2010, the IASB issued certain amendments to IFRS 9 regarding de- recognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to de-recognition and to financial liabilities for which the fair value option has not been elected (designated as measured at fair value through profit or loss); that is, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The changes arising from these amendments affect the measurement of a liability for which the fair value option has been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value that is attributable to changes in credit risk should be presented in other comprehensive income. All other fair value adjustments should be presented in profit or loss. If presenting the fair value adjustment of the liability arising from changes in credit risk in other comprehensive income creates an accounting mismatch in profit or loss, then that adjustment should also be presented in profit or loss rather than in other comprehensive income.

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instruments can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing from January 1, 2013. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the first part of Phase 1). Upon initial application, the amendments should be applied retrospectively, except as specified in the amendments.

The Company believes that the amendments are not expected to have a material effect on the financial statements.

IFRS 10, IFRS 11, IFRS 12, IFRS 13 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities, Fair Value Measurement:

In May 2011, the IASB issued four new Standards: IFRS 10, "Consolidated Financial Statements", IFRS 11, "Joint Arrangements", IFRS 12, "Disclosure of Interests in Other Entities" ("the new Standards") and IFRS 13, "Fair Value Measurement", and amended two existing Standards, IAS 27R (Revised 2011), "Separate Financial Statements", and IAS 28R (Revised 2011), "Investments in Associates and Joint Ventures".

The new Standards are to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. However, if the Company chooses earlier application, it must adopt all the new Standards as a package (excluding the disclosure requirements of IFRS 12 which may be adopted separately). The Standards prescribe transition provisions with certain modifications upon initial adoption.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The main provisions of the Standards and their expected effects on the Company are as follows:

IFRS 10 - Consolidated Financial Statements:

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, "Consolidation - Special Purpose Entities".

IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. Power is defined as the ability to influence and direct the investee's activities that significantly affect the investor's return.

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive, as opposed to the provisions of IAS 27 prior to its amendment which required consideration of potential voting rights only if they could be exercised immediately while disregarding management's intentions and financial ability to exercise such rights.

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee's voting rights (de facto control), as opposed to the provisions of the existing IAS 27 which permits a choice between two consolidation models - the de facto control model and the legal control model.

IFRS 10 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company believes that the adoption of IFRS 10 is not expected to have a material effect on the financial statements.

IAS 27R - Separate Financial Statements:

IAS 27R supersedes IAS 27 and only addresses separate financial statements. The existing guidance for separate financial statements has remained unchanged in IAS 27R.

IFRS 11 - Joint Arrangements:

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by venturers.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control.

IFRS 11 distinguishes between two types of joint arrangements:

-

Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method, as opposed to the provisions of IAS 31 which allowed the Company to make an accounting policy choice whether to apply proportionate consolidation or the equity method for entities under joint control.

-

Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operator to recognize a joint operation's assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

IFRS 11 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company believes that the adoption of IFRS 11 is not expected to have a material effect on the financial statements.

IAS 28R - Investments in Associates and Joint Ventures:

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments. IAS 28R also prescribes that in the event of disposal of an investment in an associate or joint venture, including a portion thereof, the portion that meets the criteria to be classified as held for sale is accounted for in accordance with IFRS 5. Any remaining portion is accounted for using the equity method until the time of actual disposal. In addition, an investment in an associate that becomes an investment in a joint venture, or vice versa, will continue to be accounted for at equity and the remaining investment will not be remeasured.

IAS 28R is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. Earlier application is permitted; however, if the Company elects earlier application of IAS 28R, it must also apply IFRS 10, IFRS 11, IFRS 12 and IFRS 27R (Revised 2011) collectively.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates that IAS 28R is not expected to have a material impact on its financial statements.

IFRS 12 - Disclosure of Interests in Other Entities:

IFRS 12 prescribes disclosure requirements for the Company's investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees.

The required disclosures will be included in the Company's financial statements upon initial adoption of IFRS 12.

IFRS 13 - Fair Value Measurement:

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

IFRS 13 requires an entity to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 also includes a fair value hierarchy based on the inputs used to determine fair value as follows:

Level 1 -	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -	inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -	unobservable inputs (valuation techniques that do not make use of observable inputs).

IFRS 13 also prescribes certain specific disclosure requirements.

The new disclosures, and the measurement of assets and liabilities pursuant to IFRS 13, are to be applied prospectively for periods commencing after the Standard's effective date, in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. The new disclosures will not be required for comparative data.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The appropriate disclosures will be included in the Company's financial statements upon initial adoption of IFRS 13.

As for the effect on the financial statements, the Company believes that IFRS 13 is not expected to have a material impact on its financial statements.

IAS 32 - Financial Instruments: Presentation and IFRS 7 - Financial Instruments: Disclosure:

In December 2011, the IASB issued amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off" ("the right of set-off"). Among others, the amendments to IAS 32 prescribe that the right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. The amendments to IAS 32 also state that in order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

Simultaneously in December 2011, the IASB issued amendments to IFRS 7 ("the amendments to IFRS 7") regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights of set-off and related arrangements (such as collateral agreements), the composition of amounts that are set off, and amounts subject to enforceable master netting arrangements that do not meet the offsetting criteria of IAS 32.

The amendments to IAS 32 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter. Earlier application is permitted, but disclosure of early adoption is required as well as the disclosures required by the amendments to IFRS 7 as described above. The amendments to IFRS 7 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2013, or thereafter.

The Company estimates that the amendments to IAS 32 are not expected to have a material impact on its financial statements. The required disclosures pursuant to the amendments to IFRS 7 will be included in the Company's financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	CASH AND CASH EQUIVALENTS

	December 31,
	2011	2010
	U.S. dollars in thousands

In US Dollars	$6,633	$8,649
In Canadian Dollars	1,324	23
In NIS	137	14

	$8,094	$8,686

NOTE 5:-	RESTRICTED CASH

Short-term restricted cash in 2010 relates to the Company's proportionate share of cash held by a financial institution as a guarantee to secure a letter of credit issued to a third party supplier in respect of exploration services of the Yitzhak UJV.

Short-term restricted cash of $ 100 as of December 31, 2011 relates to deposits held by a financial institution as security in connection with a guarantee against the Company's credit facility and was released subsequent to balance sheet date.

Long-term restricted cash of $ 65 as of December 31, 2010 and 2011 relates to cash held by a financial institution as a guarantee for the Company's Israeli office and the land lease on the Eitan license.

Long-term restricted cash of $ 278 as of December 31, 2011 relates to deposits held by a financial institution as security in connection with the Company's credit card and a guarantee in favor of customs.

NOTE 6:-	ACCOUNTS RECEIVABLE

Accounts receivable are non-interest bearing and are generally on 30-90 days terms. The Company has no past due or impaired trade receivables as of December 31, 2011 and 2010.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2011	2010
	U.S. dollars in thousands

Receivable from UJVs	$-	$5,723
Government authorities	220	283
Prepaid expenses	195	-
Other receivables	11	191

	$426	$6,197

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

Composition and movement:

2011

		Office	Computer
	Drilling rig	furniture	and
	and related	and	peripheral
	equipment	equipment	equipment	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2011	$389	$6	$32	$427

Purchases during the year	37	77	183	297

Balance at December 31, 2011	426	83	215	724

Accumulated depreciation:

Balance at January 1, 2011	9	-	3	12

Additions during the year:

Depreciation for the year *)	40	14	57	111

Provision for impairment **)	142	-	-	142

Balance at December 31, 2011	191	14	60	265

Depreciated cost at December 31, 2011	$235	$69	$155	$459

*)	Including depreciation of drilling rig and drilling equipment of $31 that was capitalized to exploration and evaluation assets.
**)	Following the Eitan license relinquishment in 2011 (See Note 9a), an impairment loss of $ 142 thousand was recognized in the Statement of Comprehensive Loss for 2011.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	PROPERTY AND EQUIPMENT, NET (Cont.)

2010

		Office	Computer
	Drilling rig	furniture	and
	and related	and	peripheral
	equipment	equipment	equipment	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2010	$-	$-	$-	$-

Purchases during the year	389	6	32	427

Balance at December 31, 2010	389	6	32	427

Accumulated depreciation:

Balance at January 1, 2010	-	-	-	-

Additions during the year:

Depreciation for the year	9	-	3	12

Balance at December 31, 2010	9	-	3	12

Depreciated cost at December 31, 2010	$380	$6	$29	$415

NOTE 9:	EXPLORATION AND EVALUATION ASSETS

The following is a description of activities in respect of the Company's licenses:

a.	Eitan:

The Eitan License comprises an area of approximately 31,060 acres in the Hula Valley in Northern Israel. The Eitan License was awarded in December 2008 for a term of three years which expired in December 2011. The Company had a 100% working interest in the license.

The Company commenced drilling its first new well ("Eitan 1") in January 2011. In accordance with the Company's accounting policy, the Company capitalized $ 935 to Exploration and Evaluation Assets during 2011.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

Following a review and further analysis by the Company's geoscientists, in consultation with outside consultants, management concluded in November 2011 that commercial quantities of hydrocarbons were not present in the Eitan 1 well. In December 2011, the Company notified the Ministry of Energy and Water Resources of the State of Israel ("the Ministry") that it is relinquishing the license.

As a result of the above, the Company recorded a $ 1,226 non-cash impairment charge arising from the write-off of exploration and evaluation assets as well as inventory and equipment related to onshore drilling in the statement of comprehensive loss. In 2012, the Company decided to sell the remaining inventory and equipment.

The exploration expenses relating to the Eitan license that were not initially capitalized are as follows:

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Exploration expenses	$784	$568	$195

b.	Off-shore licenses:

	(1)	Gabriella:

The Gabriella License was awarded to the Company in July 2009 and covers 97,000 acres (392 sq. km.) and is located approximately 10 km offshore Israel between Netanya and Ashdod. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery.

The Company has a 15% working interest in Gabriella. In addition, the Company is the operator of the Gabriella License and is entitled to an operating fee equal to 7.5% of all its expenditures.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

In January 2010, Adira Energy Israel Ltd., signed an agreement with Modiin Energy Limited Partnership ("MELP") and Modiin Energy General Partners ("MEGP") (collectively "Modiin") to facilitate the full initial funding of the Gabriella License. Under the terms of the agreement, Modiin farmed in 70% of the rights of participation in the Gabriella License (the "Gabriella Project"). Brownstone Ventures Inc ("Brownstone") has a 15% participating interest in the Gabriella License. Brownstone's working interest is registered in the Company's name. Transfer of the beneficial ownership is subject to the approval of the Ministry. Until such time, these participating interests are held in trust by the Company. Modiin has agreed to fund its 70% share, as well as the Company's 15% share of the work program up to a total of $ 8,000 (i.e. $ 1,200).

In addition, Modiin will pay Adira: 1) a monthly management fee of $ 12.5 for a period of two years commencing February 1, 2010, 2) one half of the management fees MEGP receives from MELP (3.75% of 7.5% management fees) in respect to this license, for a period of 24 months, commencing February 1, 2010, after which the amount increases to 4.25%; and 3) a royalty of 2.25% from both MELP and MEGP each from any resources extracted until Modiin recovers its costs incurred, after which the royalty increases to 5.25% . Due to the uncertainty of receipt of these fees and royalties in the event of the termination of the exploration program, these fees and royalties are recorded as income upon receipt.

The Company has an option to purchase 15% of the Gabriella License from Modiin (or 21.43% of MELP's 70% interest) any time until the earlier of six months after a discovery or seven years from July 2009. The exercise price for this option is the actual costs incurred by Modiin on the 15% interest up until the exercise date.

Exploration activities of Gabriella since inception and during the year ended December 31, 2011 amounted to $ 8,089. The Company's 15% interest in the first $8 million of exploration expense has been carried by Modiin and is not included in the Company's accounts for the years ended December 31, 2011 and 2010.

The Company's proportionate share of the Gabriella license is as follows:

	December 31,
	2011	2010
	U.S. dollars in thousands

Cash and cash equivalents	$35	$-
Trade payables	(32)	-

	$3	$-

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Exploration expenses	$13	$-	$-

(2)	Yitzhak:

The Yitzhak license was awarded to the Company in October 2009 and covers 31,555 acres (127.7 sq.km) and is located approximately 17 km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery. In 2011, the Company had 85% working interest in this license. Brownstone has a 15% participating interest in the Yitzhak license. Brownstone's working interest is registered in the Company's nvame. Transfer of the Brownstone's working interest is subject to the approval of the Ministry (see Note 19). Until such time, these participating interests are held in trust by the Company. In addition, the Company is the operator of the Yitzhak License and is entitled to receive a 7.5% operating fee on all its expenditures.

In November 2011, an agreement was signed between Adira Israel and Ellomay LP ("Ellomay") for the transfer of rights in the Yitzhak license (the "Agreement") according to which Ellomay would receive 20% (out of 100%) non-specific participation rights in the Yitzhak License (the "Transferred Rights"), in consideration for reimbursement of the expenses paid by Adira until the date of execution of the Agreement in respect of the Transferred Rights plus interest of Libor + 1%. Therefore, following the closing in February 2012 (see Note 19), Ellomay will pay Adira approximately $ 390 in 2012.

In addition, on November 29, 2011 the Company entered into an agreement with AGR Petroleum Services Holding ("AGR"), whereby AGR would act as chief operator in the Yitzhak License, and would receive 5% (out of 100%) non-specific participation rights in the Yitzhak License. Adira Israel will act as a joint operator, in accordance with the provisions of the JOA agreement and/or a services agreement to be signed and/or another agreement to be signed between the parties. All the partners (Ellomay, Brownstone and Adira) undertook to bear their proportionate share in AGR's expenses (5%) from the date of execution of the Agreement until the date of approval of a development plan by the Petroleum Commissioner ("Coverage of Expenses"). From the date of approval of the work plan as aforesaid, AGR shall bear its expenses according to its proportionate share in the participation rights (5%). AGR's income from the production of gas and petroleum in accordance with its proportionate share in its participation rights in the license shall be used to repay the Coverage of Expenses plus interest of Libor + 1%.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

Until reimbursement of all the expenses incurred by AGR and Ellomay in connection with the license, AGR and Ellomay shall pay Adira Israel overriding royalties at the rate of 3% of their full share in income deriving from petroleum and/or gas and/or other valuable materials actually produced and extracted from the license. After reimbursement of the expenses as aforesaid, AGR and Ellomay shall pay Adira Israel overriding royalties at the rate of 4.5% of their full share in rights in petroleum and/or gas and/or other valuable materials actually produced and extracted from the license. The transfer of the rights is subject, inter alia, to the approval of the Petroleum Commissioner (see Note 19), the last date for receipt of which under the Agreement is April 30, 2012, as well as the services agreement and the JOA agreement taking effect.

The Company's proportionate share of the Yitzhak license is as follows:

	December 31,
	2011	2010
	U.S. dollars in thousands

Cash and cash equivalents	$92	$-
Restricted cash	-	941
Prepaid expenses and other receivables	-	432
Trade payables	(225)	-

	$(133)	$1,373

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Exploration expenses	$433	$883	$-

(3)	Samuel:

The Samuel license was issued in August 2010 and covers 88,708 acres (361 sq. km) approximately 17 km offshore Israel adjacent to the shoreline between Ashkelon and Palmachim. The license was issued to a consortium led by the Company (through the Company's subsidiaries, AOT and AGG). As of December 31, 2011 the Company has a working interest of 41.25% in this license. In accordance with the Joint Operating Agreement, AGG is the operator of the Samuel License and is entitled to receive a 7.5% operating fee on all its expenditures (see note 16c). AGG is also entitled to a 3% overriding royalty. The operator fee and ORRI are shared equally between Adira and Geo Global Resources Inc. ("GGR").

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

The Company's proportionate share of the Samuel license is as follows:

	December 31,
	2011	2010
	U.S. dollars in thousands

Cash and cash equivalents	$124	$2,406
Prepaid expenses and other receivables	16	-
Trade payables	(354)	-

	$(214)	$2,406

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Exploration expenses	$3,163	$17	$-

The Company has recognized exploration expenses for which it has not charged its license partners, in accordance with the terms and conditions set forth in the partnership agreements. These exploration expenses amounted to $ 366 and $ 17 for the years ended December 31, 2011 and 2010, respectively.

NOTE 10:-	TRADE PAYABLES

Trade payables are non-interest bearing and are normally settled on 60-day terms.

NOTE 11:-	OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2011	2010
	U.S. dollars in thousands

Employees in respect of payroll	$80	$131
Accrued expenses	824	107
Other	35	42

	$939	$280

Accounts payable are non-interest bearing and have an average term of 30 days.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	FINANCIAL INSTRUMENTS

The Group's activities expose it to various financial risks, such as market risks (foreign currency risk, consumer price index risk, interest risk and price risk), credit risk and liquidity risk. The Group's comprehensive risk management program focuses on actions to minimize potential adverse effects on the Group's financial performance.

a.	Credit risk:

Concentration of credit risk exists with respect to the Company's cash and cash equivalent balances and receivables. The Company's exposure is for cash held in bank accounts, including restricted deposits, in the amount of $ 8,537 and $ 9,692 as of December 31, 2011 and December 31, 2010, respectively, and on accounts and other receivables in the sum of $ 1,108 and $ 7,977 on December 31, 2011 and December 31, 2010, respectively.

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company's investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. The Company regularly monitors credit extended to customers and their general financial condition. The Company historically has not had significant past-due receivables.

b.	Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to determine whether it will have sufficient funds to meet its current liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As of December 31, 2011, the Company had cash and cash equivalents and restricted cash of $ 8,537, and accounts and other receivables of $ 1,108 against trade and other payables in the amount of $ 1,421.

As of December 31, 2010, the Company had cash and cash equivalents and restricted cash of $ 9,692 and accounts and other receivables of $ 7,977 against trade and other payables in the amount of $ 7,373.

c.	Market risk:

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk and foreign currency risk.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:- FINANCIAL INSTRUMENTS (Cont.)

1.	Interest rate risk:

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

2.	Foreign currency risk:

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in new Israeli shekels ("NIS") and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS relative to the U.S dollar would not have a significant effect on the Company.

	December 31
	2011	2010
	U.S. dollars in thousands
Profit (loss) from change:

5% increase in exchange rate US/CAN	67	14

5% decrease in exchange rate US/CAN	(67)	(14)

The Company recorded net financing expenses in respect of exchange rates of $ 109 during the year ended December 31, 2011.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME

a.	Tax rates applicable to the Company:

	1.	The corporate tax rate in Canada in 2011 is 16.5% (2010 - 18%), and the Ontario tax rate in 2011 is 11.75% (2010 - 13%).

	2.	The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Tax Burden Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Tax Burden Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

3.

On April 12, 2010, the Minister of Finance appointed the Committee for Examination of the Fiscal Policy on Petroleum and Gas Resources in Israel (the "Sheshinski Committee"). The Committee was charged with examining the fiscal system prevailing in Israel with regard to petroleum and gas resources, and proposing an updated fiscal policy.

On January 3, 2011, the Sheshinski Committee submitted its final recommendations to the Minister of Finance. On January 23, 2011 the Government adopted the Sheshinski Committee's report and recommendations, and on March 30, 2011 the Knesset adopted the Petroleum Profits Taxation Law, 5771-2011 (the "Law"). The Law was published in the Official Gazette on April 10, 2011. The main recommendations of the Committee and provisions of the Law are as follows:

a)	Leaving the rate of royalties to the State unchanged (12.5%).
b)	Cancelling the depletion deduction.
c)	Imposing a petroleum and gas profits levy:

The levy will be calculated according to a proposed R-factor mechanism, according to the ratio between the net cumulative income from the project and the cumulative investments as defined in the Law. A minimum levy of 20% will be charged from the stage at which the R-factor ratio reaches 1.5, and when the ratio increases, the levy is progressively raised up to a maximum rate of 50%, when the ratio reaches 2.3. Further provisions were also set forth regarding the levy, including that the levy will be recognized as an expense for income tax calculation; the borders of the levy will not include export facilities; the levy will be calculated and imposed in respect of each reservoir separately (ring fencing); payment by a petroleum right holder which is calculated as a percentage of the petroleum extracted, the payment recipient will be liable for payment of a levy in accordance with the amount of the payment received thereby, which amount will be deducted from the levy amount for which the petroleum right holder is liable.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

d)	Accelerated depreciation will be granted for the investments at the rate of 10%, with a possibility of electing depreciation up to the amount of the taxable income in that year.

e)

Taxation of a petroleum partnership - the Law sets forth provisions regarding the manner of calculation and reporting of the profits of the partners in partnerships engaging in oil exploration, including the manner of calculation and payment of the tax arising from such profits.

f)	The following transition provisions were set forth:

i)         A petroleum venture in respect of which the date of commencement of commercial production occurs before the commencement date, the provisions of this Law shall apply with the following modifications:

-

If such venture is subject to a levy payment duty in the tax year in which the date of commencement occurs, the levy rate in that tax year shall be one half the rate of the levy which would have been imposed on the petroleum profits but for the provisions of this paragraph, and no more than 10%.

-	If the levy coefficient in the tax year in which the commencement date occurs exceeds 1.5, rules are determined for the manner of calculation of the levy coefficient in each subsequent tax year.
-

The levy rate imposed on the petroleum profits of the venture in each of the tax years 2012 to 2015 will be equal to one half the levy rate which would have been imposed on the petroleum profits as aforesaid, but for the provisions of this paragraph.

ii)

A venture in respect of which the date of commencement of commercial production occurs in the period from the date of commencement until January 1, 2014, shall be subject, inter alia to the following provisions:

-	The minimal levy coefficient shall be 2 instead of 1.5, and the maximum - 2.8 instead of 2.3.

-	The depreciation rate for an asset acquired in the years 2011 to 2013 shall be 15% instead of 10%.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

g)

An Amendment to the Income Tax Regulations (Deductions from the Income of Petroleum Rights Holders) (Amendment), 5771-2011, cancelled the recognition as a current expense of development expenses in respect of reservoirs, commercial production from which shall commence after January 1, 2014, and they shall be subject to the depreciation rules set forth in the Law. It is stated that the depletion deduction was canceled in the Amendment to the Income Tax Regulations (Deductions from the Income of Petroleum Rights Holders) (Amendment), 5771-2011, effective May 1, 2011. The provisions regarding the imposition of the petroleum and gas profits levy are effective from April 10, 2011, and the provision regarding the taxation of a petroleum partnership (Section above) is effective from the tax year 2011. The cancellation of the gradual reduction in the corporate tax rate, as described in a(2) above, will decrease the levy per the Petroleum Taxation law from 2016 and threafter to a maximum rate of 45.52% from the Company's oil and gas revenue.

At this time, the expected implications of the Law on the Company's business cannot be fully estimated. However, it may already be estimated that the implementation of the Law could significantly increase the tax burden and adversely affect the Company's business and activity, as compared with the situation before the Law took effect.

b.	Tax assessments:

The Company's and its subsidiaries have not yet received final tax assessments since their incorporation.

c.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2011, carryforward losses in Canada are approximately $ 3,664 expiring through 2031. As of December 31, 2011, carryforward losses in Israel are approximately $ 8,237 and may be carried forward indefinitely.

Deferred tax assets relating to carryforward operating losses and other temporary differences of approximately $ 3,231 were not recognized because their utilization in the foreseeable future is not probable.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

d.	Taxes on income included in the statements of comprehensive loss:

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Current taxes	$13	$15	$1
Taxes in respect of prior years	20	-	-

	$33	$15	$1

e.	Theoretical tax:

A reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of comprehensive loss were taxed at the statutory tax rate and the taxes on income recorded in the statement of comprehensive loss is as follows:

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Loss before income taxes	$(10,018)	$(2,989)	$(6,721)

Statutory tax rate	28.25%	31%	33%

Tax benefit computed at the statutory tax rate	$(2,830)	$(927)	$(2,218)

Increase in taxes on income resulting from the following factors:
Taxes in respect of prior years	20	-	-
Increase in tax due to tax rate differences in Israel	240	37	130
Non-deductible expenses	224	328	1,888
Non-recognition of tax benefit in respect of losses	2,379	577	201

Taxes on income	$33	$15	$1

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL

a.	Authorized:

Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares:

(i)

Adira issued 16,640,000 common shares upon incorporation to directors of the Company for services performed prior to incorporation. An expense equal to the estimated fair value of the shares issued (CAD $ 0.05 per share) totaling $ 486 was charged to consulting fees. The shares were valued at their fair value based on the price that arm's length individuals subscribed to near the same date.

(ii) In April 2009, Adira issued 14,560,000 common shares at CAD $ 0.05 per share for proceeds of $ 425.

(iii)

Pursuant to the share exchange agreement (see Note 1c), the 22,500,000 shares of Adira were split into an aggregate of 31,200,000 shares. All shares options, warrants and per share amounts in these financial statements have been restated to reflect the share split.

(iv)

In August 2009, Adira issued 7,600,000 units at $ 0.25 per unit for gross proceeds of $ 1,900. AMG issued 400,000 of the units at $ 0.25 per unit for gross proceeds of $ 100 subsequent to the completion of the share exchange agreement. Each unit consisted of one common share of Adira/AMG and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of Adira/AMG at a price of $0.50 per common share for a period of two years. In connection with the private placement, Adira issued 240,001 common shares as a finder's fee at a deemed cost of $ 0.25 per share for a total deemed cost of $ 60 and 500,770 warrants to agents as finders' fees valued at $ 100. The warrants were exercisable at $ 0.25 per common share and expired on August 31, 2011. The fair value of these agent's warrants was $ 100 calculated using the Black-Scholes option pricing model. An additional $ 229 of share issuance costs were incurred.

(v)

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts ("Receipts") for gross proceeds of $ 11,000 (issuance expenses of $ 923). On December 3, 2010, the Receipts were converted into 27,500,000 Common shares at $ 0.40 per share and 13,750,000 Common share purchase warrants ("Warrants") with an exercise price of $ 0.55 and a term of three years. In addition, 1,307,375 broker warrants were issued with an exercise price of $ 0.40.

On December 2, 2010, the Common shares of the Company commenced trading on the TSX Venture Exchange (the "TSX-V") under the trading symbol "ADL". 28,233,745 Common shares, 2,848,000 options and 118,200 warrants are subject to TSX-V Escrow requirements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

(vi)	On February 16, 2011, the Company issued 10,483,871 common shares at CAD $ 0.62 per share for net proceeds of $ 6,152.

c.	Stock Option Plan:

Under the Company's August 31, 2009 Stock Option Plan ("the Incentive Stock Option Plan"), options may be granted to employees, officers, consultants, service providers and directors of the Company or its subsidiaries.

Stock options may be issued up to 10% of the Company's outstanding Common shares at a term and an exercise price to be determined by the Company's Board of Directors. The maximum term of the options is ten years from the date of grant.

As of December 31, 2011, an aggregate of 792,627 of the Company's options were still available for future grant.

The Company typically grants stock options with vesting periods of between two to four years, generally with the exercise price at the closing price of the stock on the date of the grant and an expiration date of five years from the date of grant.

A summary of the stock option plan and changes during the years ended December 31, 2011 and 2010 were as follows:

	Number of	Weighted
	options	average
	outstanding	exercise price

Options granted	3,984,000	0.25

Balance, December 31, 2009	3,984,000	0.25
Options granted	2,745,000	0.60
Options forfeited	(1,070,000)	0.43

Balance, December 31, 2010	5,659,000	0.39
Options granted	5,706,218	*) 0.62
Options exercised	(527,811)	0.25
Options forfeited	(1,453,189)	*) 0.49

Balance, December 31, 2011	9,384,218	0.52

(*)	The exercise price of all options granted in 2011 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of December 31, 2011.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

The following tables summarize information about stock options outstanding and exercisable as of:

December 31, 2011:

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$0.29	$0.25	1,833,000	1,523,565	2.64
September 23, 2009	September 23, 2014	$0.22	$0.25	400,000	400,000	2.73
January 28, 2010	January 27, 2015	$0.55	$0.60	970,000	799,896	3.08
July 22, 2010	July 21, 2015	$0.25	$0.60	925,000	693,750	3.56
January 11, 2011	January 10, 2016	$0.65	$0.81	1,250,000	156,250	4.03
March 18, 2011	March 17, 2016	$0.58	$0.73	300,000	212,500	4.21
May 3, 2011	May 2, 2016	$0.51	$0.61	455,000	56,875	4.34
June 1, 2011	May 31, 2016	$0.42	$0.51	2,276,218	284,527	4.42
June 27, 2011	June 26, 2016	$0.41	$0.51	100,000	12,500	4.49
September 8, 2011	September 7, 2016	$0.40	$0.51	250,000	-	4.69
December 1, 2011	November 30,2016	$0.29	$0.51	625,000	-	4.92

				9,384,218	4,139,863

(*)	The exercise price of all options granted in 2011 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of December 31, 2011.

Stock options granted are expensed as share-based payments. The Company uses the Black-Scholes option pricing model to value stock options granted.

The fair value of options granted is amortized over their vesting period and estimated at the date of grant with the following assumptions:

	2011	2010

Dividend yield	0%	0%
Expected volatility	112%-115%	113%-175%
Risk-free interest	1.3%-2.6%	1.7%-2.4%
Forfeiture rate	0%-5%	0%
Expected life	5	5

Expected volatility is based on historical volatility of comparable companies, as the Company does not have sufficient history to determine the expected volatility of its shares. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk free interest rate is based on the yield of Canadian Treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. The Company has not paid cash dividends historically and has no plans to pay cash dividends in the foreseeable future.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

d.	Share purchase warrants:

The Company has share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

		Weighted
	Number of	average
	warrants	exercise price

Warrants issued	4,500,770	$0.47

Balance as of December 31, 2009	4,500,770	$0.47
Warrants issued	15,057,375	$0.54

Balance as of December 31, 2010	19,558,145	$0.52
Warrants Exercised	(616,770)	$0.30
Warrants Expired	(3,884,000)	$0.50

Balance as of December 31, 2011	15,057,375	$0.54

The following tables summarized information applicable to warrants and broker warrants outstanding as of December 31, 2011:

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	Price	warrants

December 3, 2010	December 3, 2013	$0.34	$0.55	13,750,000
December 3, 2010	December 3, 2013	$0.35	$0.40	1,307,375

				15,057,375

e.	Capital management in the Company:

The Company is in the early stage of gas and petroleum exploration. The Company has negative cash flows from current operations. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place. The Company supervises the actual expenditure against the budget to manage its costs and commitments.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

The Company's capital management objective is to maximize investment returns for shareholders within the context of relevant opportunities and risks associated with the Company's operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous administrative process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue to raise this financing due to uncertain economic conditions.

NOTE 15:- RELATED PARTY BALANCES AND TRANSACTION

a.

For the year ended December 31, 2011, the Company recognized $ 906 for advisory fees and operating expenses to private companies controlled by the directors or by officers of the Company (2010 - $ 574).

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

b.	Compensation to directors and key management personnel:

The CEO, CFO, COO, V.P. Business Development, Head Geologist, V.P. Contracts and Regulation, and the directors are considered key management personnel.

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Short-term employee benefits	$911	$481	$61
Share based compensation	850	595	250

	$1,761	$1,076	$311

Number of people	7	5	4

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:- RELATED PARTY BALANCES AND TRANSACTION (Cont.)

Benefits in respect of key management persons (including directors) who are not employed by the Company:

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Share based compensation	$206	$243	$55

Number of people	5	3	1

NOTE 16:- COMMITMENTS AND CONTINGENCIES

a.	Leases:

The Company has agreements for the lease of the offices in Toronto, Canada and Ramat- Gan, Israel for periods through 2014. Future minimum lease payments under non- cancelable operating leases are as follows:

	Year ended
	December 31,
	2011	2010
	U.S. dollars in thousands

Within one year	$171	$147
After one year but not more than five years	168	351

	$339	$498

b.	Licenses:

The Company has commitments to the Ministry to complete the work programs on all of the Company's licenses. Based on the current commitments, the Company is required to spud at least one well on the Samuel license by October 1, 2012 and on the Gabriella and Yitzhak licenses by December 1, 2012. The validity of the petroleum licenses of the Company are conditional upon fulfillment of certain obligations on dates set in the conditions of the petroleum assets. In the event of non-fulfillment of the conditions, the petroleum rights are subject to cancellation. As of December 31, 2011 the Company believes that it complies with the conditions and obligations above.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Joint venture commitments:

The JOA's of each of the joint ventures in which the Company has a participating interest require that the Company commit to fund its proportionate share of the approved budget and work programs.

As of the date of these financial statements, the Company's funding commitment for 2012 to the Offshore Licenses amounts to approximately $ 6,004.

d.	Geoglobal Resources Inc.:

In August 2010, the Company signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (collectively "GGR") confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel known as Petroleum License No's 347 "Myra" and 348 "Sara", to the Company ("the S&M Option"). The Sara and Myra Licenses are each subject to joint operating agreements ("JOA") among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses.

On October 28, 2010, by notice to the other joint holders of interests under the JOA's (the "S&M Consortium"), and with the consent of the Company, GGR gave notice of its intent to exercise the S&M Option pursuant to the terms of the JOA's but has to date not formally exercised the S&M Option nor have funds been paid on behalf of any party for such exercise.

GGR has agreed to hold the S&M Option in the S&M Licenses (and all rights pursuant thereto) in trust for the Company (the "Beneficiary S&M Interest").

As a condition to the Company obtaining title to the Beneficiary S&M Interest, the Company will (i) be required to become a signatory to the joint operating agreements; and (ii) obtain the approval of the Petroleum Commissioner in the Ministry. Upon obtaining the Company's interest and receipt of the approvals, the Company will be required to pay $1,200 in one lump sum payment to certain parties of the joint operating agreements. Additionally, GGR granted to the partners in Sara and Myra an option to purchase up to 12.5% of the participation rights in the Samuel License not later than the sending of a processed three-dimensional seismic survey including analysis of the information relating to the Samuel License (the "First Option"). Subject to the exercise of the First Option, GGR granted to the partners in Sara and Myra an additional option to purchase an additional 7.5% until commencement of the first drilling in the area of the Samuel License.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- COMMITMENTS AND CONTINGENCIES (Cont.)

Under the cooperation agreement signed between the Company and GRR, the parties agreed that upon receipt of the approval of the partners in the Myra and Sara licenses to transfer the option in Myra and Sara to the Company and registration of the Company as the owner of the rights under the option, the following provision will apply in relation to the Samuel License: (a) in the event the partners in Sara and Myra would be interested in exercising the option in Samuel, the rate of the holdings of the Company and GRR in the Samuel License would be diluted proportionately to their holdings, (b) GGR and the Company would act to increase the level of the participation rights of GGR in the Samuel License by 3%, with appropriate dilution of the level of participation rights of Adira Oil Technologies Ltd, such that the rate of the holdings in the Samuel License would be: GGR - 45%; Adira - 38.25%; Brownstone - 6.75%; Pinetree - 10%.

Additionally, the Company will be expected to pay its pro rata share of expenditures, pursuant to the joint operating agreements. The S&M Interest is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to take title of this asset.

On December 6, 2011, Modiin Energy Limited Partnership and ILDC Energy Ltd. (the Sara and Myra consortium company) each reported separately that the option granted to GGR in the Sara and Myra licenses expired since GGR did not meet the conditions of the option. On December 8, 2011, GGR reported that the Sara and Myra option expired due to failure of the Company to meet the conditions of the option. On December 8, 2011, the Company notified GGR that it believes the option is valid and exercisable.

e.	Legislative limitations:

1.	The Petroleum Law, 5712-1952 and regulations enacted by virtue thereof:

Petroleum and gas exploration and production in Israel are regulated mainly by the Petroleum Law and the regulations enacted by virtue thereof and by the Natural Gas Sector Law, 5762-2002. The Petroleum Law includes stringent conditions for the submission of applications for receipt of petroleum assets and transfer of rights in petroleum assets in accordance with the Petroleum Law.

2.	The Natural Gas Sector Law, 5762-2002

The purpose of the Natural Gas Sector Law is to create conditions for the development of the natural gas sector and carrying out of competition therein and regulating the activity in the natural gas sector. The law, and the regulations enacted thereunder, prescribe provisions regarding storage, transmission, distribution and marketing of natural gas in Israel, including the construction and operation of a transmission system, a distribution network, a Liquid Natural Gas (LNG) facility, and a natural gas storage facility in Israel which require the receipt of a license from the Minister of Energy and Water Resources.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- COMMITMENTS AND CONTINGENCIES (Cont.)

3.

At the beginning of 2011, the Ministry of Environmental Protection published directives for the protection of the environment regarding new and existing gas and petroleum drillings (for all stages, including trial, development, production) in order to prevent land, unsaturated zone and water source contamination.

NOTE 17:- REVENUES AND OTHER INCOME

a.

The Company operates in one segment, the oil and gas business and conducts its operations in Israel with its head office in Canada. Details of the Company's revenues and other income (all of which are derived from Israel) are as follows:

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Consulting	$771	$810	$-
Operator fees	312	455	-
Income from farm-out (See Note 9b(1))	240	330	-
Other income	-	112	-

	$1,323	$1,707	$-

b.

Revenues from major customers (UJVs), each one of which exceeds 10% of the consolidated revenues, as of the years ended December 31, 2011 and 2010 and for the 267 day period ended December 31, 2009, are as follows:

			267-day
	Year ended		period ended
	December 31		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Customer A	$591	$1,121	$-
Customer B	449	-	-
Customer C	150	-	-

	$1,190	$1,121	$-

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:- GENERAL AND ADMINISTRATIVE EXPENSES

			267-day
	Year ended		period ended
	December 31		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Payroll and related payments	$761	$503	$21
Share-based compensation	1,023	1,277	937
Professional fees	2,068	1,034	552
Rent and office expenses	411	140	23
Depreciation	80	12	-
Travel	529	184	99
Insurance	97	3	7
Others	321	53	-

	$5,290	$3,206	$1,639

NOTE 19:- SUBSEQUENT EVENTS

a.

On January 9, 2012, the Petroleum Commissioner approved the changes to the working interest ownership in the Yitzhak license as per Note 9 (b) (2), such that working interests in this license, following the closing in February 2012, are as follows: Adira 60%, Ellomay 20%, Brownstone 15% and AGR 5%.

b.

In February 2012, the Company appointed a new CEO. The outgoing CEO became a Strategic Consultant. The agreement with the Company's former CEO was terminated and the Company signed a new agreement in which one half of the options that were previously granted to the former CEO (i.e. 1,138,109 options) were cancelled. The remaining options will continue to vest in accordance with the original terms of the option agreement even in the event of the termination of the new agreement prior to May 31, 2013.

c.	On February 23, 2012, the Gabriella and Yitzhak License were renewed until February 28, 2013.

d.

In March 2012, the Company granted 2,000,000 options to its new CEO. The options vest equally over four years and have an exercise price of CAD $ 0.25. The total fair value of the options at the date of grant amounted to approximately $ 408.

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